                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
                ANNUAL REPORT OF EMPLOYEE SAVINGS PLAN PURSUANT
                  TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                            GREAT LAKES SAVINGS PLAN
             (Exact name of registrant as specified in its charter)

           DELAWARE                               95-1765035
(State or other jurisdiction of                   (IRS-Employer
Incorporation of organization)                    Identification No.)

ONE GREAT LAKES BOULEVARD
P.O. BOX 2200
WEST LAFAYETTE, IN                                47906
(Address of principal executive offices)          (Zip Code)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]
    For the fiscal year ended  December 31, 1999
                              -----------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]
    For the transition period from       to       Commission file number
                                  -------   -------                    --------

ANNUAL REPORT ON FORM 11-K - ITEM (A)
LIST OF FINANCIAL STATEMENTS - EXHIBIT 23

Great Lakes Savings Plan
West Lafayette, Indiana

December 31, 1999


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Form 11-K--Item (a)


Great Lakes Savings Plan

Financial Statements


The following financial statements and schedules of the Plan are submitted herewith:

  Statements of Net Assets Available for Benefits - December 31, 1999 and 1998 Statements of Changes in Net Assets Available for Benefits - Years Ended
    December 31, 1999 and 1998
  Notes to Financial Statements
  ERISA Schedules

Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.




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                         Report of Independent Auditors


Plan Administrator
Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/ Ernst & Young LLP

April 30, 2000


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                            Great Lakes Savings Plan

                 Statements of Net Assets Available for Benefits



                                            December 31
                                        1999             1998
                                    ------------   ------------
Assets
Investments, at fair value          $106,538,474   $110,154,111

Receivables:
     Participant loans                   142,472        138,775
     Participant contributions           636,100        630,994
     Employer contributions              291,949        197,440
                                    ------------   ------------
Net assets available for benefits   $107,608,995   $111,121,320
                                    ============   ============


See accompanying notes.

                            Great Lakes Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                              Year ended December 31
                                                              1999             1998
                                                         -------------    -------------
Additions to net assets attributed to:
     Participant contributions                           $   8,311,701    $   8,263,605
     Employer contributions                                  4,152,687        2,843,062
     Rollover contributions                                  1,833,283        1,853,680
     Investment income:
         Dividends                                           4,743,405        3,226,219
         Interest                                            1,719,484        1,711,647
         Net appreciation in fair value of investments       4,349,313        3,642,006
     Transfer from (to) other plans                             (2,452)          12,069
                                                         -------------    -------------
Total additions                                             25,107,421       21,552,288

Deductions from net assets attributed to:
     Benefits paid to participants                          10,228,839        6,313,452
     Other transfers out                                    18,331,344          469,211
     Administrative fees                                        59,563           45,327
                                                         -------------    -------------
Total deductions                                            28,619,746        6,827,990

Net increase (decrease)                                     (3,512,325)      14,724,298
Net assets available for benefits
     at beginning of year                                  111,121,320       96,397,022
                                                         -------------    -------------
Net assets available for benefits
     at end of year                                      $ 107,608,995    $ 111,121,320
                                                         =============    =============


See accompanying notes.

1. DESCRIPTION OF THE PLAN

     The following description of Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the plan administrator.

     The Plan is a defined contribution plan. Eligible employees of Great Lakes Chemical Corporation (the Company) may participate in the Plan the first of the quarter following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 20% of the participants' eligible earnings (prior to January 1, 1999, participants could contribute up to 15%). The Company contributes an amount equal to 50% of the participants' basic contribution, limited to the first 6% (4% in 1998) of the participants' eligible earnings. Beginning in 1999, the Company match was made in Great Lakes Common Stock.

     INVESTMENT OPTIONS

     Participants may designate that their contributions be made to any of nine funds.

     PAYMENT OF BENEFITS

     Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account.

     A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

                            Great Lakes Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

     PARTICIPANT NOTES RECEIVABLE

     A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

     VESTING

     A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service following the Plan year for which the contribution was made are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service following the plan year for which the contribution was made are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions or administrative expenses. Amounts forfeited during 1999 were $339,000.

2. SUMMARY OF ACCOUNTING POLICIES

     INVESTMENTS VALUATION AND INCOME RECOGNITION

     Common stock and shares in registered investment companies and common/collective trust funds are carried at aggregate current value with the difference between cost and current value reflected in the statements of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The shares in registered investment companies and common/collective trust funds are valued on the quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes are valued at cost which approximates fair value.

     Dividends are recorded as income on the dividend receipt date. Purchases and sales are

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                            Great Lakes Savings Plan

                    Notes to Financial Statements (continued)


recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES

     Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      RECLASSIFICATION

     Certain amounts in the 1998 financial statements have been reclassified to conform to 1999 presentation.

3. INVESTMENTS

     The following summarized amounts and related information, including investment income were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the Trustee.

     During 1999 and 1998, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows.

                                           NET APPRECIATION (DEPRECIATION)
                                              IN FAIR VALUE DURING YEAR
                                                1999            1998
                                            --------------------------

Common stock                                $  (627,828)   $  (366,019)
Shares of registered investment companies     4,977,141      4,008,025
                                            --------------------------
                                            $ 4,349,313    $ 3,642,006
                                            ==========================


3


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                            Great Lakes Savings Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS (CONTINUED)

     Individual investments that represent 5 percent or more of the Plan's net assets are presented in the following table.

                                                  1999         1998
                                             --------------------------
Common stock:
     Great Lakes Chemical Corporation *      $16,460,381   $14,635,580

Shares of registered investment companies:
    Vanguard/Windsor Fund                     22,639,919    23,726,151
    Vanguard Index 500 Portfolio Fund         28,095,362    28,843,039
        Vanguard Explorer Fund                 5,547,458     4,924,123
        VMMR Prime Portfolio Fund              6,642,832     6,639,838
Common/collective trust fund:
       Vanguard Retirement Savings Trust      17,655,035    20,584,800

       *   Nonparticipant-directed

4. NONPARTICIPANT -DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                 DECEMBER 31
                                            1999          1998
                                        -------------------------
Net assets:
     Great Lakes Chemical Corporation
           Common Stock                 $16,460,381   $14,635,580
                                        ===========   ===========


                                                  YEAR ENDED
                                              DECEMBER 31, 1999
                                              -----------------
Changes in net assets:
      Contributions                               $ 5,129,369
      Interest and dividends                          135,274
    Net realized and unrealized depreciation
         in fair value                               (420,349)
      Transfers to participant directed funds      (1,098,395)
  Transfer to other plans                                (359)
      Distributions to participants                (1,920,739)
                                                  -----------
                                                  $ 1,824,801
                                                  ===========

A portion of the Great Lakes Chemical Corporation Common Stock Fund is participant directed as participants may elect to invest their employee contributions in the Company's Common Stock.


4

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                            Great Lakes Savings Plan

                    Notes to Financial Statements (continued)


5. PLAN TERMINATION

     Although it has not expressed the intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the Company's contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

6. RELATED PARTY TRANSACTIONS

     During 1999 and 1998, the Plan received $135,274 and $143,699, respectively, in common stock dividends from the Company. Fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

7. INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated September 12, 1995 stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Certain provisions of the Plan have been amended, from time to time. The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.


5

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                                     ERISA
                                   Schedules





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                            Great Lakes Savings Plan

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 1999


                                                                EIN:  95-1765035
                                                                   Plan # :  004


               (b)                           (c)                   (d)             (e)
                                       DESCRIPTION OF
                                         INVESTMENT,
                                      INCLUDING MATURITY
        IDENTITY OF ISSUE,             DATE, RATE OF
         BORROWER, LESSOR             INTEREST, PAR OR                          CURRENT
         OR SIMILAR PARTY              MATURITY VALUE              COST          VALUE
-----------------------------------------------------------------------------------------
Common Stock:
   * Great Lakes Chemical Corporation        104,723   shares   $17,269,611   $16,460,381
   * Octel                                   132,606   shares     1,315,839       568,880

Registered investment companies:
   * VMMR Prime Portfolio Fund             6,642,832    units     6,642,832     6,642,832
   * Vanguard/Windsor Fund                 1,492,414    units    23,446,433    22,639,919
   * Vanguard Explorer Fund                   80,843    units     4,284,449     5,547,458
   *Vanguard Index 500 Portfolio Fund        207,606    units    17,576,486    28,095,362
   *Vanguard/Wellesley Income Fund           221,764    units     4,673,156     4,180,248
   *Vanguard Bond Index Fund                  80,831    units       811,340       772,745
   *Vanguard Int'l Growth Portfolio           54,280    units     1,049,404     1,220,763

Common collective trust fund:
   * Vanguard Retirement Savings Trust    17,655,035    units    17,655,035    17,655,035

Participant notes                        Interest rates ranging
                                           from 5.9% to 11%           -         2,754,851
                                                                -----------  ------------
                                                                $94,724,585  $106,538,474
                                                                ===========  ============

* Indicates party-in-interest to the Plan.


6
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                            Great Lakes Savings Plan

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                               EIN:  95-1765035
                                                                   Plan #:  004



               (A)                        (B)               (C)            (D)            (G)            (H)               (I)
                                                                                                     Current Value
    Identity of Party Involved       Description         Purchase        Selling       Cost of        of Asset on
                                         of Asset         Price           Price          Asset      Transaction Date  Net Gain(Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of
transactions in excess of 5% of
plan assets:

Great Lakes Chemical Corporation  Common stock shares
     Common Stock Fund                Purchases           $ 8,207,22    $       -      $ 8,207,223     $ 8,207,223      $     -
                                       Sales                      -      5,962,577       5,658,614       5,962,577       303,963





Category:
       (i) Single transactions in excess of 5% of plan assets
      (ii) Series of transactions other than securities transactions
     (iii) Series of securities transactions in excess of 5% of plan assets
      (iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Notes: There were no category (i), (ii) or (iv) reportable transactions during 1999. Information concerning "Lease Rental" and Expenses Incurred with Transactions have not been presented as they are not applicable.

                            GREAT LAKES SAVINGS PLAN



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 26, 2000                   Great Lakes Savings Plan
     -------------------                ----------------------------
                                        (Name of Plan)


                                        /s/ Steven D. Mead
                                        ----------------------------
                                        Steven D. Mead
                                        Corporate Director
                                        Global Compensation and Benefits


                                       1
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                               INDEX TO EXHIBITS


Ex. 23 - Consent of Ernst & Young LLP,
         Independent Auditors


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